SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
_________________________

FORM 8-A/A
Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

                     Regal-Beloit Corporation
(Exact name of registrant as specified in its charter)

Wisconsin (State of incorporation or organization)	39-0875718 (IRS Employer Identification No.)

200 State Street, Beloit, Wisconsin (Address of principal executive offices)	53511-6254 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered    Name of each exchange on which each class is to be registered
Common Stock            New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this form relates:  Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

This Form 8-A/A is filed by Regal Beloit Corporation (the “Company”) to amend and restate Item 1 of the Form 8-A filed by the Company on January 18, 2005 to reflect, among other things, the expiration of the Common Share Purchase Rights registered on such Form 8-A.

Item 1.	Description of Registrant’s Securities to be Registered.

General

The class of securities to be registered hereby is the common stock, $.01 par value (the “Common Shares”), of the Company.

The Company is authorized to issue 100,000,000 Common Shares.  The Common Shares are entitled to such dividends as may be declared from time to time by the Company’s Board of Directors in accordance with applicable law. The Company’s ability to pay dividends is dependent upon a number of factors, including its future earnings, capital requirements, general financial condition, general business conditions and other factors.

Only the holders of Common Shares will be entitled to vote for the election of members to the Company’s Board of Directors and on all other matters. Holders of Common Shares are entitled to one vote per Common Share held by them on all matters properly submitted to a vote of shareholders, subject to Section 180.1150 of the Wisconsin Business Corporation Law (as described below).  Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

The affirmative vote of the majority of the Common Shares represented and voted is required for the election of directors. The Company’s Board of Directors is divided into three classes, with staggered terms of three years each.

All Common Shares are entitled to participate equally in distributions in liquidation. Holders of Common Shares have no preemptive rights to subscribe for or purchase Common Shares. There are no conversion rights, sinking fund or redemption provisions applicable to the Common Shares. The Company does not have the authority to issue any shares of preferred stock.

The transfer agent for the Common Shares is Computershare Investor Services.

Certain Related Provisions

Under the Company’s articles of incorporation, the Company’s Board of Directors is divided into three classes of directors serving staggered terms of three years each. Each class is to be as nearly equal in number as possible, with one class being elected each year. The Company’s articles of incorporation also provide that:

●	Directors may be removed from office only for cause and only with the affirmative vote of a majority of the votes entitled to be cast at an election of directors;

●	Any vacancy on the Board of Directors or any newly created directorship may be filled by the remaining directors then in office, though less than a quorum; and

●
The Company’s shareholders have no cumulative voting rights, which means that the holders of Common Shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of public Wisconsin corporations, such as the Company, held by any person or persons acting as a group in excess of 20% of the corporation’s voting power is limited to 10% of the full voting power of those shares, unless full voting power of those shares has been restored pursuant to a vote of shareholders. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law contain some limitations and special voting provisions applicable to specified business combinations involving Wisconsin corporations, such as the Company, and a significant shareholder, unless the board of directors of the corporation approves the business combination or the shareholder’s acquisition of shares before these shares are acquired. Similarly, Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law contain special voting provisions applicable to some business combinations involving public Wisconsin corporations unless specified minimum price and procedural requirements are met. Following commencement of a takeover offer, Section 180.1134 of the Wisconsin Business Corporation Law imposes special voting requirements on share repurchases effected at a premium to the market and on asset sales by the corporation, unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

Item 2.	Exhibits.

(4.1)Articles of Incorporation of Regal Beloit Corporation, as amended through April 20, 2007. [Incorporated by reference to Exhibit 3.1 to Regal Beloit Corporation’s Current Report on Form 8-K filed on April 25, 2007 (File No. 001-07283)].

(4.2)Amended and Restated Bylaws of Regal Beloit Corporation. [Incorporated by reference to Exhibit 3.2 to Regal Beloit Corporation’s Current Report on Form 8-K filed on April 25, 2007 (File No. 001-07283)].

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                  REGAL BELOIT CORPORATION

Date: February 12, 2010	By:	/s/ Paul J. Jones
Paul J. Jones Vice President, General Counsel and Secretary

REGAL-BELOIT CORPORATION
FORM 8-A/A
EXHIBIT INDEX

Exhibit Number	Description
(4.1)
Articles of Incorporation of Regal Beloit Corporation, as amended through April 20, 2007. [Incorporated by reference to Exhibit 3.1 to Regal Beloit Corporation’s Current Report on Form 8-K filed on April 25, 2007 (File No. 001-07283)].

(4.2)
Amended and Restated Bylaws of Regal Beloit Corporation. [Incorporated by reference to Exhibit 3.2 to Regal Beloit Corporation’s Current Report on Form 8-K filed on April 25, 2007 (File No. 001-07283)].